UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

QualTek Services Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
74760R303
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Drawbridge DSO Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[1]
12	TYPE OF REPORTING PERSON OO

________________________
[1]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus the following: (i) 11,042 shares issuable upon the exercise of certain warrants; and (ii) 3,075,043 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Drawbridge Special Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON PN

________________________
[1]	Solely in its capacity as the holder of all membership interests in Drawbridge DSO Securities LLC.
[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus the following: (i) 11,042 shares issuable upon the exercise of certain warrants; and (ii) 3,075,043 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Drawbridge Special Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]	Solely in its capacity as the general partner of Drawbridge Special Opportunities Fund LP.
[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus the following: (i) 11,042 shares issuable upon the exercise of certain warrants; and (ii) 3,075,043 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Fortress Principal Investment Holdings IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]	Solely in its capacity as the holder of all membership interests in Drawbridge Special Opportunities GP LLC.
[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus the following: (i) 11,042 shares issuable upon the exercise of certain warrants; and (ii) 3,075,043 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Drawbridge Special Opportunities Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON OO, IA

________________________
[1]
Solely in its capacity as the investment adviser to certain investment funds (including Drawbridge Special Opportunities Fund LP) that hold notes convertible into Class A Common Stock and warrants exercisable for Class A Common Stock.

[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus the following: (i) 14,371 shares issuable upon the exercise of certain warrants; and (ii) 3,071,714 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Fortress Lending II Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[1]
12	TYPE OF REPORTING PERSON PN

________________________
[1]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus 3,086,085 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Fortress Lending Advisors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON OO, IA

________________________
[1]	Solely in its capacity as the investment adviser to Fortress Lending II Holdings L.P.
[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus 3,086,085 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Fortress Lending III Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[1]
12	TYPE OF REPORTING PERSON PN

________________________
[1]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus 3,086,085 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Fortress Lending Advisors III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON OO, IA

________________________
[1]	Solely in its capacity as the investment adviser to Fortress Lending III Holdings L.P.
[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus 3,086,085 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
[1]
Solely in its capacity as the holder of all membership interests in investment advisers (including Drawbridge Special Opportunities Advisors LLC, Fortress Lending Advisors II LLC and Fortress Lending Advisors III LLC) to certain investment funds that hold notes convertible into Class A Common Stock.

[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus the following: (i) 17,184 shares issuable upon the exercise of certain warrants; and (ii) 3,068,901 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON PN, HC

________________________
[1]	Solely in its capacity as the holder of all of the issued and outstanding membership interests of FIG LLC and Fortress Principal Investment Holdings IV LLC.
[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus the following: (i) 17,184 shares issuable upon the exercise of certain warrants; and (ii) 3,068,901 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON CO, HC

________________________
[1]	Solely in its capacity as the general partner of Fortress Operating Entity I LP.
[2]
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus the following: (i) 17,184 shares issuable upon the exercise of certain warrants; and (ii) 3,068,901 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

CUSIP No.	74760R303

1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,086,085[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,086,085[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,086,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%[2]
12	TYPE OF REPORTING PERSON OO, HC

________________________
1	Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.
2
The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 27,805,659 shares of Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2022, plus the following: (i) 17,184 shares issuable upon the exercise of certain warrants; and (ii) 3,068,901 shares issuable upon the conversion of certain notes due to the Ownership Limitation (as defined below in Item 4).

Item 1(a)	Name of Issuer
The name of the issuer is QualTek Services Inc. (the “Issuer”).
Item 1(b)	Address of Issuer’s Principal Executive Offices
The Issuer’s principal executive offices are located at: 475 Sentry Parkway E, Suite 200, Blue Bell, PA, 19422.
Item 2(a)	Name of Person Filing
This statement is filed by (collectively, the “Reporting Persons”):
(i)	Drawbridge DSO Securities LLC, a Delaware limited liability company, which directly holds warrants exercisable for Class A Common Stock and notes convertible into Class A Common Stock;
(ii)
Drawbridge Special Opportunities Fund LP, a Delaware limited partnership, which is the holder of all membership interest in Drawbridge DSO Securities LLC and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby;

(iii)
Drawbridge Special Opportunities GP LLC, a Delaware limited liability company, which is the general partner of Drawbridge Special Opportunities Fund LP and may therefore be deemed to beneficially own the Common Stock beneficially owned thereby;

(iv)
Fortress Principal Investment Holdings IV LLC, a Delaware limited liability company, which is the holder of all membership interest in Drawbridge Special Opportunities GP LLC and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby;

(v)
Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company, which is the investment adviser to certain investment funds (including Drawbridge Special Opportunities Fund LP) that hold warrants exercisable for Class A Common Stock and notes convertible into Class A Common Stock and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby;

(vi)	Fortress Lending II Holdings L.P., a Cayman Islands exempted limited partnership, which directly holds notes convertible into Class A Common Stock;
(vii)
Fortress Lending Advisors II LLC, a Delaware limited liability company, which is the investment adviser to Fortress Lending II Holdings L.P. and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby;

(viii)	Fortress Lending III Holdings L.P., a Cayman Islands exempted limited partnership, which directly holds notes convertible into Class A Common Stock;
(ix)
Fortress Lending Advisors III LLC, a Delaware limited liability company, which is the investment adviser to Fortress Lending III Holdings L.P. and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby;

(x)
FIG LLC, a Delaware limited liability company, which is the holder of all membership interests in investment advisers (including Drawbridge Special Opportunities Advisors LLC, Fortress Lending Advisors II LLC and Fortress Lending Advisors III LLC) to

certain investment funds that hold warrants exercisable for Class A Common Stock and notes convertible into Class A Common Stock and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby;
(xi)
Fortress Operating Entity I LP, a Delaware limited partnership, which is the holder of all of the issued and outstanding membership interests of FIG LLC and Fortress Principal Investment Holdings IV LLC and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby;

(xii)
FIG Corp., a Delaware corporation, which is the general partner of Fortress Operating Entity I LP and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby; and

(xiii)
Fortress Investment Group LLC, a Delaware limited liability company, which is the holder of all of the issued and outstanding shares of FIG Corp. and may therefore be deemed to beneficially own the Class A Common Stock beneficially owned thereby.

The Joint Filing Agreement among the Reporting Persons to file this Amendment No. 1 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, was filed as Exhibit A to Schedule 13G filed by the Reporting Persons on June 14, 2022, and is incorporated herein by reference.
Item 2(b)	Address of Principal Business Office or, if None, Residence
The address of the principal business office of each Reporting Person is: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.
Item 2(c)	Citizenship
See Item 4 of each of the cover pages.
Item 2(d)	Title of Class of Securities
Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).
Item 2(e)          CUSIP No.
74760R303
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
(a)	Amount Beneficially Owned: See Item 9 of each of the cover pages.
As of the date of this filing, due to the Ownership Limitation (as defined below), collectively, the Reporting Persons may be deemed to beneficially own 3,086,085 shares of Class A Common Stock, consisting of: (i) warrants exercisable for 17,184 shares and (ii) notes convertible into 3,068,901 shares.

The number of shares of Class A Common Stock into which certain notes of the Issuer are convertible is limited pursuant to the terms of such notes to that number of shares of Class A Common Stock that would result in the Reporting Persons and their affiliates having aggregate beneficial ownership of more than 9.99% of the total issued and outstanding shares of Class A Common Stock (the “Ownership Limitation”).  In accordance with Rule 13d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of any and all shares of Class A Common Stock issuable upon any conversion of the notes of the Issuer to the extent that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation.  Due to the Ownership Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to the remaining  13,294,735 shares of Class A Common Stock into which such notes would otherwise be convertible.
(b)	Percent of Class: See Item 11 of each of the cover pages.
(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or direct the vote: See Item 5 of each of the cover pages.
(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.
(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2023

DRAWBRIDGE DSO SECURITIES LLC
By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

By:	DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC, its investment adviser

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS PRINCIPAL INVESTMENT HOLDINGS IV LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS LENDING II HOLDINGS L.P.

By:	FORTRESS LENDING ADVISORS II LLC, its investment adviser

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS LENDING ADVISORS II LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS LENDING III HOLDINGS L.P.

By:	FORTRESS LENDING ADVISORS III LLC, its investment adviser

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS LENDING ADVISORS III LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG CORP., its general partner

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FIG CORP.

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David Brooks
Name: David Brooks
Title: Secretary